Exhibit 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone:  + 49 6172 609 2601
                                                 Fax:    + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone:  +  1 781 402 9000
                                                                Ext.: 4518
                                                 Fax:    +  1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------


                                                 August 04, 2004


    Fresenius Medical Care reports Second Quarter and Six Months Results 2004


Summary Second Quarter 2004:
----------------------------

Company raises guidance on following strong first half performance.

Net Revenue                        $ 1,552 million                    + 14%

Operating income (EBIT)            $   213 million                    + 16%

Net income                         $   101 million                    + 27%

Operating Cash Flow                $   180 million                    +  3%

Free Cash Flow                     $   126 million                    -  9%


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

Bad Homburg, Germany - August 04, 2004 -- Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of Dialysis Products and Services, today announced the results for the second quarter and the first six months of 2004.

Second Quarter 2004
-------------------

Revenue

Total revenue for the second quarter 2004 increased 14% (12% at constant currency) to $ 1,552 million. The consolidation of the Cardio Vascular Resources and certain dialysis clinics in accordance with a new accounting regulation (FIN
46R) contributed approx. 2.6% to the growth rate. Dialysis Care revenue grew by 15% to $ 1,127 million (14% at constant currency) in the second quarter of 2004. Same store treatment growth worldwide was 4%. Dialysis Product revenue (including internal sales) increased 11% to $ 557 million (7% at constant currency) in the same period. The internal sales increased to $ 132 million after $ 116 million in the second quarter of 2003.

North America revenue increased 10% to $ 1,052 million, compared to $ 955 million in the same period last year. Dialysis Care revenue increased by 12% to $ 948 million. The average revenue per treatment increased to $ 289 in the second quarter 2004 (Q2 2003: $ 275). Dialysis Product revenue, including sales to company-owned clinics, was up 2% at $ 199 million. Product sales to the available external market was flat as expected.

International revenue was $ 500 million, up 21% from the second quarter of 2003, an increase of 15% adjusted for currency. Dialysis Care revenue reached $ 179 million, an increase of 35% (28% at constant currency). Dialysis Products revenue, including sales to company-owned dialysis clinics, increased 16% to $ 358 million (9% at constant currency).


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

Earnings

Operating income (EBIT) increased 16% to $ 213 million resulting in an operating margin of 13.7% (Q2 2003: 13.5%). The increase of 20 basis points was mainly due to increased treatments and efficiency improvements in North America. Compared to the second quarter 2003 the margin in North America increased by 50 basis points to 14.0%. In our International segment the operating margin remained at 15.0% comparable to the second quarter in the previous year. This reflects a stable European business and improvements in Latin America which were offset mainly by price pressure in Japan as a result of bi-annual reimbursement rate reductions.

Group net interest expenses decreased by 14% to $ 45 million, compared to $ 53 million last year. This positive development was mainly attributable to a lower debt level and the conversion of a portion of debt from fixed into variable interest rates.

Income tax expense was $ 67 million versus $ 51 million in the second quarter 2003, reflecting an effective tax rate of 39.8% compared to 39.0% in the second quarter of last year.

Net income in the second quarter 2004 was $ 101 million, an increase of 27% and a quarterly record for the company.

Earnings per share (EPS) in the second quarter 2004 rose 27% to $ 1.04 per ordinary share ($ 0.35 per ADS), compared to $ 0.82 ($ 0.27 per ADS) in the second quarter of 2003. The weighted average number of shares outstanding during the second quarter of 2004 was approximately 96.2 million.


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

Cash Flow

In the second quarter of 2004, the Company generated $ 180 million in net cash from operations. This performance was ahead of expectations and the net cash from operations represented nearly 12% of total revenue.

A total of $ 54 million (net of disposals) was spent for capital expenditures. This resulted in a Free Cash Flow before acquisitions of $ 126 million compared to the second quarter of 2003 with $ 138 million. This high level of Free Cash Flow was primarily supported by the increase in net income. The days sales outstanding (DSO) remained unchanged at 86 days in the second quarter compared to the first quarter 2004. Compared with the second quarter of the previous year DSO are reduced by 7 days. North America as well as the International region contributed to this development.

A total of $ 10 million in cash was spent for acquisitions. The Free Cash Flow after acquisitions increased therefore by 7% to $ 116 million compared to $ 109 million last year.


First Half 2004:
---------------

Earnings and Revenue

In the first half of 2004, net income was $ 192 million, up 28% from the first half of 2003. Net revenue was $ 3,011 million, up 13% from the first half of 2003. Currency adjusted, net revenue rose 10% in the first half of 2004. Operating income (EBIT) increased 16% to $ 411 million resulting in an operating margin of 13.6%.

Group net interest expenses for the first six months 2004 decreased by 14% to $ 92 million, compared to $ 107 million last year. Income tax expense was $ 126 million in the first half of 2004 versus $ 96 million in the same period in 2003. This reflects an effective tax rate of 39.6% compared to 38.9% in the first half of last year.


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

In the first half of 2004, earnings per ordinary share rose 28% to $ 1.98. Earnings per ordinary ADS for the first half of 2004 were $ 0.66.


Cash Flow

Cash from operations during the first six months of 2004 was up 17% to $ 351 million compared to $ 300 million in the first six months of 2003. A total of $ 95 million was spent for capital expenditures (net of disposals). This resulted in a Free Cash Flow for the first half of 2004 of $ 256 million compared to $ 222 million in the first half of 2003. Net cash used for acquisitions was $ 52 million.


Patients - Clinics - Treatments

At the end of the second quarter 2004, Fresenius Medical Care served about 122,700 patients worldwide which represents an increase of 6%. North America provided dialysis treatments for ~84,700 patients (+5%) and the International segment for ~38,000 patients (+9%).

As of June 30, 2004, the Company operated a total of 1,590 clinics worldwide (1,125 clinics/+3% in North America and 465 clinics/+12% International).

Fresenius Medical Care AG performed approximately 9.2 million treatments in the first half 2004, which represents an increase of 7% year over year. North America accounted for 6.4 million treatments (+5%) and the International segment for 2.9 million (+11%).


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

Outlook 2004

Based on the strong performance in the first half of 2004 the company lifts its guidance for the full year 2004. After expecting a net revenue growth at constant currencies in the mid-single digit range the Company now expects the top-line to grow in the high single digits. After expecting a net income growth for 2004 in the low double digit range the Company now expects net income growth to be in the mid teens.


Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "Our operating fundamentals and our financial focus continues to translate into strong top line revenue growth and bottom line earnings after tax growth. We are particularly pleased with the results of Europe, North America and Latin America. In addition, we saw continued good performance in free cash flow for the first half of 2004. We also believe that our first half-year 2004 results and our global position in this exciting market, result in a solid foundation to look optimistically toward the full-year of 2004 and beyond".


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

Video Webcast


Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the second quarter and first half 2004 on August 4, 2004 at 3.15pm CET / 9.15 EST. The company invites investors to listen to the live video webcast of the meeting at the Company's website www.fmc-ag.com in the "Investor Relations" section. A replay will be available shortly after the meeting.

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,590 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 122,700 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com ~http://www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.


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

Fresenius Medical Care AG                       Three Months Ended                              Six Months Ended
Statement of Earnings                                June 30,                                       June 30,
------------------------------------------------------------------------------------------------------------------------------------
(in US-$ thousands, except                    2004             2003        % Change           2004             2003       % Change
share and per share data)
(unaudited)
Net revenue
Dialysis Care                            1,127,398          978,332           15.2%      2,185,148        1,922,619          13.7%
Dialysis Products                          424,904          387,867            9.5%        826,210          743,016          11.2%
Total net revenue                        1,552,302        1,366,199           13.6%      3,011,358        2,665,635          13.0%

Cost of revenue                          1,027,160          923,444           11.2%      2,004,258        1,805,932          11.0%
Gross profit                               525,142          442,755           18.6%      1,007,100          859,703          17.1%
Selling, general and administrative        298,363          245,366           21.6%        569,832          482,541          18.1%
Research and development                    14,101           13,535            4.2%         26,402           24,478           7.9%
Operating income (EBIT)                    212,678          183,854           15.7%        410,866          352,684          16.5%

Interest income                             (2,846)          (3,320)         -14.3%         (5,720)          (6,598)        -13.3%
Interest expense                            48,165           56,301          -14.5%         97,742          113,324         -13.7%
Interest expense, net                       45,319           52,981          -14.5%         92,022          106,726         -13.8%
Earnings before income taxes and
minority interest                          167,359          130,873           27.9%        318,844          245,958          29.6%
Income tax expense                          66,565           51,028           30.4%        126,262           95,566          32.1%
Minority interest                              227              494          -54.0%            906            1,030         -12.1%
Net income                                 100,567           79,351           26.7%        191,676          149,362          28.3%

Operating income (EBIT)                    212,678          183,854           15.7%        410,866          352,684          16.5%
Depreciation and amortization               56,986           52,141            9.3%        113,828          104,987           8.4%
EBITDA                                     269,664          235,995           14.3%        524,694          457,671          14.6%

Total bad debt expenses                     32,485           26,710                         62,689           50,632

Earnings per Ordinary share           $       1.04     $       0.82           26.8%   $       1.98     $       1.54          28.4%
Earnings per Ordinary ADS             $       0.35     $       0.27           26.8%   $       0.66     $       0.51          28.4%

Earnings per Preference share         $       1.06     $       0.84           26.4%   $       2.02     $       1.58          28.0%
Earnings per Preference ADS           $       0.35     $       0.28           26.4%   $       0.67     $       0.53          28.0%

Average weighted number of
shares
Ordinary shares                         70,000,000       70,000,000                     70,000,000       70,000,000
Preference shares                       26,230,568       26,188,575                     26,223,134       26,188,575

Percentages of revenue
Cost of revenue                               66.2%            67.6%                          66.6%            67.7%
Gross profit                                  33.8%            32.4%                          33.4%            32.3%
Selling, general and administrative           19.2%            18.0%                          18.9%            18.1%
Research and development                       0.9%             1.0%                           0.9%             0.9%
Operating income (EBIT)                       13.7%            13.5%                          13.6%            13.2%

Interest expense, net                          2.9%             3.9%                           3.1%             4.0%
Earnings before income taxes and
minority interest                             10.8%             9.6%                          10.6%             9.2%
Income tax expense                             4.3%             3.7%                           4.2%             3.6%
Minority interest                              0.0%             0.0%                           0.0%             0.0%
Net income                                     6.5%             5.8%                           6.4%             5.6%

EBITDA                                        17.4%            17.3%                          17.4%            17.2%
------------------------------------------------------------------------------------------------------------------------------------


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

Fresenius Medical Care AG                                   Three Months Ended                     Six Months Ended
Segment and Other Information                                    June 30,                              June 30,
---------------------------------------------------------------------------------------------------------------------------------
(in US-$ million)                                           2004         2003      % Change       2004         2003      % Change
(unaudited)
Net revenue
North America                                              1,052          955         10.2%      2,048        1,884          8.7%
International                                                500          411         21.4%        963          782         23.2%
Total net revenue                                          1,552        1,366         13.6%      3,011        2,666         13.0%

Operating income (EBIT)
North America                                                147          129         14.4%        283          251         12.8%
International                                                 75           62         21.2%        146          115         27.4%
Corporate                                                     (9)          (7)        43.0%        (18)         (13)        41.6%
Total operating income (EBIT)                                213          184         15.7%        411          353         16.5%

Operating income in percentage of revenue
North America                                               14.0%        13.5%                    13.8%        13.3%
International                                               15.0%        15.0%                    15.2%        14.7%
Total                                                       13.7%        13.5%                    13.6%        13.2%

Employees
Full-time equivalents (June 30 compared to Dec. 31)                                             43,923       41,097
---------------------------------------------------------------------------------------------------------------------------------


Reconciliation of non US-GAAP
financial measures to the most directly                  Three Months Ended        Six Months Ended
comparable US-GAAP financial measures                         June 30,                  June 30,
----------------------------------------------------------------------------------------------------
(in US-$ million)                                        2004         2003         2004         2003
(unaudited)
Segment information North America
Net revenue                                             1,052          955        2,048        1,884
Costs of revenue and research and development             756          700        1,481        1,384
Selling, general and administrative                       149          126          285          249
Costs of revenue and operating expenses                   905          826        1,766        1,633
Operating income (EBIT)                                   147          129          283          251

Annualized EBITDA
Operating income (EBIT) last twelve months                                          816          703
Depreciation and amortization last twelve months                                    225          211
Non cash charges                                                                     13            8
Annualized EBITDA                                                                 1,054          922


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
Fresenius Medical Care AG                                                June 30,    December 31,    June 30,
Balance Sheet                                                          (unaudited)                 (unaudited)
--------------------------------------------------------------------------------------------------------------
(in US-$ million)                                                          2004          2003          2003
Assets
Current assets                                                            2,370         2,206         2,128
Intangible assets                                                         3,950         3,870         3,809
Other non-current assets                                                  1,349         1,427         1,308
Total assets                                                              7,669         7,503         7,245

Shareholders' equity and liabilities
Current liabilities                                                       1,687         1,412         1,391
Long-term liabilities                                                     2,684         2,847         2,934
Shareholders' equity                                                      3,298         3,244         2,920
Total shareholders' equity and liabilities                                7,669         7,503         7,245

Equity/assets ratio:                                                         43%           43%           40%


Debt
Short term borrowings                                                       314            90           112
Short-term borrowings from related parties                                   --            30            50
Current portion of long-term debt and capital lease obligations             149            90            24
Long-term debt and capital lease obligations, less current portion          972         1,112         1,254
Trust Preferred Securities                                                1,207         1,242         1,188
Accounts receivable securitization program                                   --           158           249
Total debt                                                                2,642         2,722         2,877
--------------------------------------------------------------------------------------------------------------


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

Fresenius Medical Care AG
Cash Flow Statement
-------------------------------------------------------------------------------
Six Months Ended June 30,                                    2004          2003
(in US-$ million)
(unaudited)

Operating activities
Net income                                                    192           149
Depreciation / amortization                                   114           105
Change in working capital and other non cash items             45            46
Cash flow from operating activities                           351           300

Investing activities
Purchases of property, plant and equipment                   (101)          (86)
Proceeds from sale of property, plant and equipment             6             8
Capital expenditures, net                                     (95)          (78)
Free Cash flow                                                256           222

Acquisitions, net of cash acquired                            (52)          (57)
Free Cash flow after investing activities                     204           165

Financing activities
Redemption of Series D Preferred Stock                         --            (9)
Change in accounts receivable securitization program           68          (197)
Change in intercompany debt                                   (30)           44
Change in other debt                                          (97)          106
Dividends paid                                               (122)         (108)
Cash flow from financing activities                          (181)         (164)

Effects of exchange rates on cash                              (6)           11
Net increase in cash                                           17            12

Cash at beginning of period                                    48            65
Cash at end of period                                          65            77
-------------------------------------------------------------------------------


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

Fresenius Medical Care AG
Quarterly Performance Scorecard - Revenue
----------------------------------------------------------------------------------------------------------------------
Three months ended June 30,                                          2004             cc          2003             cc
(in US-$ thousands, except per-treatment revenue)
North America
Net revenue*                                                    1,052,556                      954,688
Growth year-over-year*                                               10.3%                         2.8%

Dialysis Care                                                     948,463                      845,656
Growth year-over-year                                                12.2%                         3.9%
Per treatment                                                         289                          275
Sequential growth                                                     1.1%                       -0.9%
Growth year-over-year                                                 4.9%                       -3.4%

Dialysis Products
incl. internal sales                                              199,118                      194,625
Growth year-over-year                                                 2.3%                         2.6%

Dialysis Products
incl. internal sales                                              199,118                      194,625
less internal sales                                               (95,025)                     (85,593)
External sales                                                    104,093                      109,032
less sales to other vertically integrated dialysis companies       (6,945)                     (11,785)
and to leasing company of dialysis machines leased back
plus other                                                             --                           63
less adsorber business sales                                       (1,094)                        (783)
Dialysis Products sales to available external market               96,054                       96,527
Growth year-over-year                                               -0.5%                          4.7%

International
Net revenue                                                       499,746                      411,511
Growth year-over-year                                                21.4%          14.8%         26.3%           9.1%

Dialysis Care                                                     178,935                      132,676
Growth year-over-year                                                34.9%          27.6%         36.0%          17.5%
Per treatment                                                         122            115           100             86
Sequential growth                                                     8.3%                         5.2%
Growth year-over-year                                                22.6%          16.0%         18.8%           2.7%

Dialysis Products
incl. internal sales                                              358,040                      309,138
less internal sales                                               (37,229)                     (30,303)
External sales                                                    320,811                      278,835

Dialysis Products
incl. internal sales                                              358,040                      309,138
Growth year-over-year                                                15.8%           9.5%         23.3%           6.5%
External sales                                                    320,811                      278,835
Growth year-over-year                                                15.1%           8.8%         22.2%           5.5%
----------------------------------------------------------------------------------------------------------------------

cc = at constant exchange rates
* including Cardio Vascular Resources


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

Fresenius Medical Care AG
Quarterly Performance Scorecard - Dialysis Care Volume
---------------------------------------------------------------------------------------
Three months ended June 30,                                        2004           2003
North America
Number of treatments                                          3,206,418      3,078,833
Treatments per day                                               41,104         39,472
Per day sequential growth                                           1.8%           1.1%
Per day year-over-year growth                                       4.1%           7.2%
of which:
- Acquisitions                                                      1.2%           1.3%
- Same store growth year-over-year                                  3.4%           3.7%
- Adjustment for method II to method I transfer                      --            2.2%
- Adjustments for closed/sold facilities, yield and other          -0.5%           0.0%

International
Number of treatments                                          1,465,733      1,332,368
Same store growth year-over-year                                    4.6%           8.1%
---------------------------------------------------------------------------------------


Fresenius Medical Care AG
Quarterly Performance Scorecard - Expenses
---------------------------------------------------------------------------------------
Three months ended June 30,                                        2004           2003

North America
Costs of revenue and operating expenses
Percent of revenue                                                 86.0%          86.5%
Selling, general and administrative
Percent of revenue                                                 14.2%          13.2%
Bad debt expenses
Percent of revenue                                                  2.7%           2.7%
Dialysis Care operating expenses/Treatment (in US-$)                252            241
Sequential growth                                                   1.1%          -1.2%
Growth year-over-year                                               4.6%          -3.0%

Total Group
Costs of revenue and operating expenses
Percent of revenue                                                 86.3%          86.5%
Selling, general and administrative
Percent of revenue                                                 19.2%          18.0%
Effective tax rate                                                 39.8%          39.0%
---------------------------------------------------------------------------------------


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

Fresenius Medical Care AG
Quarterly Performance Scorecard - Cash Flow/Investing Activities
---------------------------------------------------------------------------------------
Three months ended June 30,                                        2004           2003
(in US-$ thousands, except number of de novos)
Total Group
Operating Cash Flow                                             179,550        174,615
Percent of revenue                                                 11.6%          12.8%

Free Cash Flow, before acquisitions                             125,686        137,903
Percent of revenue                                                  8.1%          10.1%

Acquisitions, net                                                 9,545         29,154

Capital expenditures, net                                        53,865         36,712
Percent of revenue                                                  3.5%           2.7%

Maintenance                                                      26,906         11,985
Percent of revenue                                                  1.7%           0.9%

Growth                                                           26,959         24,727
Percent of revenue                                                  1.7%           1.8%

Number of de novos                                                    9             19
North America                                                         7             13
International                                                         2              6
---------------------------------------------------------------------------------------


Fresenius Medical Care AG
Quarterly Performance Scorecard - Balance Sheet
---------------------------------------------------------------------------------------
Three months ended June 30,                                        2004           2003

Total Group
Debt (in US-$ million)                                            2,642          2,877
Debt/EBITDA                                                         2.5            3.1

North America
Days sales outstanding                                               69             76
Sequential development                                             -2.8%          -3.8%
Year-over-year development                                         -9.2%         -10.6%

International
Days sales outstanding                                              122            136
Sequential development                                              1.7%           0.0%
Year-over-year development                                        -10.3%          -3.5%
---------------------------------------------------------------------------------------


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

Fresenius Medical Care AG
Quarterly Performance Scorecard
---------------------------------------------------------------------------------------
Three months ended June 30,                                        2004           2003
Clinical Performance
North America
Urea reduction >= 65%                                                91%            89%
Single Pool Kt/v > 1.2                                               94%            92%
Hemoglobin >= 11g/dl                                                 80%            78%
Albumin >= 3.5 g/dl *                                                79%            81%
Hospitalization Days per patient (FY 2003 vs. FY 2002)             13.1           13.3


Demographics
North America
Average age (yr)                                                     61             61
Average time on dialysis (yr)                                       3.3            3.3
Average body weight (kg)                                             76             76
Prevalence of diabetes                                               52%            54%
---------------------------------------------------------------------------------------

* International standard BCR CRM470

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